Exhibit 23



                        [DELOITTE & TOUCHE LETTERHEAD]



April 28, 1994


Supermarkets General Holdings Corporation
Woodbridge, New Jersey

We have audited the consolidated financial statements of Supermarkets General Holdings Corporation as of January 29, 1994 and January 30, 1993, and for each of the three years in the period ended January 29, 1994 included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated April 28, 1994.
Note 5 to such consolidated financial statements contains a description of your adoption during the year ended January 29, 1994 of a change in the method utilized to calculate LIFO inventories relating to your indirect wholly owned subsidiary, Pathmark Stores, Inc. Previously, you utilized a retail approach to determine current cost and a general warehouse purchase index to measure inflation in the cost of your store merchandise inventories. As indicated in Note 5, your change arose from the development and utilization in fiscal 1993 of internal cost indices based on the specific identification of merchandise in your stores to measure inflation in such prices, thereby eliminating the averaging and estimation inherent in the retail and general warehouse purchase index methods. This change was made to more accurately measure the impact of inflation in the cost of merchandise in your stores. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,




Deloitte & Touche